HEMPITECTURE INC.

AUDITED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 And 2019

HEMPITECTURE INC.

TABLE OF CONTENTS



Independent Auditor's Report

To the Board of Directors of

HEMPITECTURE INC.

We have audited the accompanying financial statements of HEMPITECTURE INC, which comprise the balance sheet as of December 31, 2020 and 2019 and the related income statement, statement of cash flow, statement of stockholder's equity for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



The Otaigbe Group

+1(703) 963-5195
support@otaigbe.com
www.otaigbe.com
9720 Capital Court Suite #100
Manassas, VA 20112

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HEMPITECTURE INC. as of December 31, 2020 and 2019 and the results of its operations, changes in stockholder's equity, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Otaigbe Group
9720 Capital Court Suite #100
Manassas, VA 20110
02/01/2022

The Otaigbe Group

Hempitecture Inc.
Balance Sheets
As of December 31, 2020 and 2019

(All amounts in USD)

	December 31, 2020	December 31, 2019
ASSETS		
Current assets:		
Cash	70,720	62,287
Accounts receivable, net	9,622	7,082
Deferred tax assets	18,530	31,426
Deposits held by suppliers	12,446	-
Inventory	47,486	37,909
Total current assets	158,804	138,704
Non-current assets:		
Property and equipment, net	32,111	24,110
Security deposits	1,200	-
Total non-current assets	33,311	24,110
TOTAL ASSETS	192,115	162,814
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	10,349	34,042
Customer deposits	33,906	71,249
Equipment loan, current portion	1,889	-
Taxes payable	37,619	12,600
Other current liabilities	7,655	1,735
Total current liabilities	91,418	119,626
Non-current liabilities:		
Equipment loan, net of current portion	8,514	-
Total non-current liabilities	8,514	-
Total liabilities	99,932	119,626
Stockholders' Equity:		
Common stock, $0.0001 par value, 10,000,000 shares authorized, issued & outstanding	1,000	1,000
Additional paid-in capital	120,000	120,000
Retained earnings	(77,812)	(51,771)
Net income	48,995	(26,041)
Total stockholders' equity	92,183	43,188
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	192,115	162,814

Hempitecture Inc.
Statements of Operations
For the years ended December 31, 2020 and 2019

(All amounts in USD)

	2020	2019
Revenue	627,762	180,436
Cost of goods sold	350,326	123,788
Gross profit	277,436	56,648
Operating expenses:		
Advertising and marketing	8,919	3,059
Contractors	30,410	6,250
General and administrative expenses	198,762	73,380
Total operating expenses	238,091	82,689
Income (loss) from operations	39,345	(26,041)
Other income (expense):		
Gain on extinguishment of debt	6,100	0
Grant income	3,900	0
Interest	(350)	0
Total other income (expense)	9,650	0
Net income (loss)	48,995	(26,041)

Hempitecture Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2020 and 2019

(All amounts in USD)

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	No. of Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2018	10,000,000		75,000	(51,771)	23,229
Common stock issued		1,000	45,000		46,000
Net loss		0	-	(26,041)	(26,041)
Balance at December 31, 2019	10,000,000	1,000	120,000	(77,812)	43,188
Net income		0	-	48,995	48,995
Balance at December 31, 2020	10,000,000	1,000	120,000	(28,817)	92,183

Hempitecture Inc.
Statements of Cash Flows
For the years ended December 31, 2020 and 2019

(All amounts in USD)

	2020	2019
Cash flows from operating activities		
Net income (loss)	48,995	(26,041)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	5,224	3,489
Deferred income taxes	12,896	(31,426)
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable, net	(2,540)	(7,082)
(Increase)/decrease in deposits held by suppliers	(12,446)	-
(Increase)/decrease in inventory	(9,577)	(37,909)
(Increase)/decrease in security deposits	(1,200)	-
Increase/(decrease) in accounts payable and accrued expenses	(23,693)	28,908
Increase/(decrease) in customer deposits	(37,343)	71,249
Increase/(decrease) in taxes payable	25,019	12,600
Increase/(decrease) in other current liabilities	5,920	(40)
Net cash provided by operating activities	11,255	13,748
Cash flows from investing activities		
Purchase of property and equipment	(13,225)	(12,685)
Net cash used in investing activities	(13,225)	(12,685)
Cash flows from financing activities		
Proceeds from issuance of equipment loan	11,212	-
Payments made on equipment loan	(809)	-
Proceeds from issuance of common stock	-	46,000
Net cash provided by financing activities	10,403	46,000
Net cash increase	8,433	47,063
Cash at beginning of period	62,287	15,224
Cash at end of period	70,720	62,287
Supplemental disclosure of cash flow information		
Cash paid for interest	350	-
Cash paid for taxes	-	-

HEMPITECTURE INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

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NOTE 1: NATURE OF OPERATIONS

Hempitecture Inc., ("Company"), is a Public Benefit Corporation incorporated on September 24, 2018 under the laws of the State of Delaware.

The Company is a materials and building products company that manufactures and distributes biobased products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of goods and services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2020 and 2019, the allowance for doubtful accounts was $6,774 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for equipment and 7 years for furniture and fixtures. Property and equipment as of December 31, 2020 and 2019 were as follows:

	2020	2019
Equipment	$ 38,105	$ 26,893
Furniture and fixtures	4,445	2,431
Total property and equipment	42,550	29,324
Less accumulated deprecation	10,438	5,215
Property and equipment, net	$ 32,111	$ 24,110

Depreciation expenses of $5,224 and $3,489 were recorded on these assets for the years ended December 31, 2020 and 2019, respectively.

Inventory

Inventories are priced at the lower of cost or market, with cost determined on a first-in, first-out ("FIFO") basis and market based on the lower of replacement cost or estimated realizable value.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The company had no disposals in the years ended December 31, 2020 and 2019.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts receivable, accounts payable, accrued expenses, and term loan.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020 and 2019, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented. The Company recognizes revenue at the time of shipment and as services are rendered.

Advertising Expense

Advertising expenses are expensed as incurred.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605— Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: DEBT FINANCING AGREEMENTS

Term Loan - PPP

On April 29, 2020, the Company entered into a Paycheck Protection Program ("PPP") promissory note agreement with D.L. Evans Bank and obtained a loan of $6,100 with a fixed interest rate of 1% per annum. No payments were made with respect to this loan as the Company applied for loan forgiveness in 2020. The loan was fully forgiven on April 19, 2021 and recognized as income.

Equipment Loan

On August 21, 2020, the Company entered into an equipment loan with CIT Bank, N.A. in the amount of $11,212. The loan has a fixed interest rate of 9.77% per annum and matures in August 2025.

Future Maturities

As of December 31, 2020, future principal payment for the equipment loan were as follows:

2021	$	1,889
2022		2,082
2023		2,294
2024		2,529
2025		1,609
Total	$	10,403

NOTE 4: STOCKHOLDERS' Equity

The Company has 10,000,000 authorized shares of common stock with par value of $.0001 per share. As of both December 31, 2020 and 2019, the Company has 10,000,000 shares of common stock issued and outstanding. As of December 31, 2020, all equity was granted to Company founders Matthew Mead and Thomas Gibbons through an 83(b) election executed April 30, 2019.

NOTE 5: RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company sold approximately $1,300 and $0, respectively, of product to Tommy Gibbons, Company co-founder, for personal use at retail price.

NOTE 6: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

Significant components of deferred tax assets and liabilities are as follows as of December 31:

		2020		2019
Deferred tax assets:				
Accrual to cash conversion		8,872		25,264
Estimated allowance for bad debt		1,682		5
Depreciation		7,975		6,157
Total deferred tax assets	$	18,529	$	31,426

The provision for income taxes consists of the following for the years ended December 31:

	2020	2019
Current:		
Federal	$ 3,240	$ 9,414
State	1,186	2,479
Deferred	18,529	31,426
	$ 22,955	$ 43,319
Income tax expense computed at statutory rates (25.5%)	$ 23,304	$ 43,458
Increase (decrease) in income taxes from:		
Permanent differences	(349)	(139)
	$ 22,955	43,319

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2020 tax years remain open to examination.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2020 and 2019, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 8: LEASE COMMITMENTS

On November 8, 2019, the Company entered into a lease agreement for its current office space with 323 Lewis St. LLC for twenty-four months which commenced on December 1, 2019. Monthly base rent on this lease agreement is $1,200. On June 30th, 2020 the Company opted to extend the lease an additional two years through December 31, 2022 with a monthly base rent of $1,250 beginning January 1, 2021. The Company possesses two additional options to extend the lease two years with a rent increase of $50 per month for each option period.

On November 30, 2018, The Company entered into a lease agreement for its office space with GA2104,LLC for five months which commenced on November 1, 2018. Monthly base rent on this lease agreement is $315. From January 1, 2019 through November 30th, 2019, the Company rented office space from GA 2014 at 400 Sun Valley Rd. From December 1, 2019 through April 30, 2020, the Company subleased this property at the Company's cost of $315 per month.

The Company has from time to time and is currently engaged in monthly rental agreements with storage facilities for the purpose of warehousing material but has no extended commitments to these facilities.

The Company is in discussions with NB1, LLC to rent manufacturing and warehousing space in Jerome, Idaho beginning in the Spring of 2022. Final lease terms have not yet been agreed upon.

Total rent expense recognized for the years ended December 31, 2020 and 2019 amounted to $28,909 and $7,276, respectively.

Future minimum lease payments under these operating lease agreements as of December 31, 2020 are as follows:

2021	$15,000
2022	$15,600
Total Lease Payments	$30,600

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through 02/01/2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.